Exhibit 99.1

Telesat Reports Results for the Quarter and Nine Months

Ended September 30, 2020

OTTAWA, CANADA, October 29, 2020 - Telesat today announced its financial results for the three and nine-month periods ended September 30, 2020. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2020, Telesat reported consolidated revenue of $202 million, a decrease of 15% ($35 million) compared to the same period in 2019. When adjusted for changes in foreign exchange rates, revenue declined 14% ($34 million) compared to 2019. The revenue decrease was due to short-term services provided to another satellite operator in the third quarter of 2019 that did not recur in 2020, a reduction of service for one of Telesat’s North American DTH customers and lower revenue due to the completion of the term for prepaid services in a customer agreement that was accounted for as having a significant financing component. In addition, the restructuring of certain customer contracts related to the COVID 19 pandemic negatively impacted revenue.

Operating expenses for the quarter were $42 million, an increase of $4 million from 2019. Increased expenses primarily consisted of higher professional fees and licensing fees combined with higher wage expense, which was the result of increased hiring to support Telesat’s Low Earth Orbit (“LEO”) program.

Adjusted EBITDA1 was $162 million, a decrease of 20% ($41 million) or, when adjusted for foreign exchange rates, a decrease of $40 million. The Adjusted EBITDA margin1 for the third quarter of 2020 was 80.4%, compared to 85.7% in 2019.

For the quarter ended September 30, 2020, net income was $107 million, compared to net loss of $123 million for 2019. The positive variation for the quarter was principally the result of non-cash gains on the fair value of financial instruments in 2020, non-cash foreign exchange gains in 2020 arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars and lower interest expense.

For the nine-month period ended September 30, 2020, Telesat reported consolidated revenue of $619 million, a decrease of 10% ($72 million) compared to the same period in 2019. Revenue decreases were due to a reduction of service for one of Telesat’s North American DTH customers and lower revenue due to the completion of the term for prepaid services in a customer agreement that was accounted for as having a significant financing component. In addition, revenue associated with short-term services provided to other satellite operators in 2019 did not recur in 2020.

Operating expenses for the nine-month period were $134 million, an increase of $19 million from 2019. The increase is substantially attributable to compensation and professional fees associated with the LEO program, provision for bad debts as previously disclosed and higher in-orbit insurance.

Adjusted EBITDA1 was $493 million, a decrease of 16% ($95 million) or, when adjusted for foreign exchange rates, a decrease of $93 million. The Adjusted EBITDA margin1 for the first nine months of 2020 was 79.7%, compared to 85.1% in 2019.

For the nine months ended September 30, 2020, net loss was $9 million, compared to net income of $185 million for 2019. The negative variation for the period was principally the result of non-cash foreign exchange losses in 2020, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange gains in 2019, offset by lower interest expense, smaller losses on changes in the fair value of financial instruments, and lower taxes.

“Our reduced revenue and Adjusted EBITDA1 over the first three quarters of this year relative to the prior period are the result of a number of factors that we have disclosed previously, including the non-renewal late last year of a North American DTH contract, the end of the revenue amortization period of another contract, a dearth of opportunities for the provision of short-term satellite services, and the adverse impact of COVID-19 on our customers providing broadband to the aeronautical and maritime markets,” commented Dan Goldberg, Telesat’s President and CEO. “Having said that, the overwhelming majority of our revenues has been unaffected by the pandemic and we continue to have robust operating margins and cash flow, which are underpinned by our significant contractual backlog. In addition, we are making substantial progress on the development of our revolutionary LEO satellite constellation as well as our other strategic objectives, including leveraging our valuable spectrum rights.”

Business Highlights

▲	At September 30, 2020:

-	Telesat had contracted backlog[2] for future services of approximately $2.8 billion.

-	Fleet utilization was 81%.

Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2020, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, October 29, 2020, at 10:30 a.m. ET to discuss its financial results for the three and nine-month periods ended September 30, 2020. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

The toll-free dial-in number for the teleconference is +1 800 952 5114. Callers outside of North America should dial +1 416 641 6104. The conference event service confirmation number is: 4342827. The access code is 9600987 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on October 29, 2020 until 11:59 p.m. ET on November 12, 2020. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 5616479 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat has grown to be one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive growth. Telesat LEO, our Low Earth Orbit network will revolutionize global broadband connectivity by delivering a combination of high capacity, security, resiliency and affordability with ultra-low latency and fiber-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Media contact:

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ''forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “making progress”, “continuing”, and “development", or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the "Risk Factors" sections of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and in Telesat Canada’s Quarterly Report on Form 6-K for the quarters ending March 31, 2020, June 30, 2020, and September 30, 2020, all of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the impact of  COVID-19  on Telesat’s business and the economic environment, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat's beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended September 30

	Three months		Nine Months
(in thousands of Canadian dollars)	2020	2019	2020	2019
Revenue	$202,053	$237,117	$618,560	$690,729
Operating expenses	(42,185)	(37,798)	(133,712)	(114,871)
Depreciation	(55,597)	(62,406)	(166,819)	(187,281)
Amortization	(4,289)	(6,430)	(12,906)	(18,536)
Other operating losses, net	(34)	(60)	(246)	(147)
Operating income	99,948	130,423	304,877	369,894
Interest expense	(50,116)	(63,897)	(155,917)	(194,169)
Interest and other income	875	5,514	6,667	15,490
Gain (loss) on changes in fair value of financial instruments	5,715	(144,524)	(38,884)	(64,361)
Gain (loss) on foreign exchange	66,334	(30,351)	(99,088)	98,427
Income (loss) before tax	122,756	(102,835)	17,655	225,281
Tax expense	(15,736)	(19,845)	(27,100)	(40,592)
Net income (loss)	$107,020	$(122,680)	$(9,445)	$184,689

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2020	December 31, 2019

Assets
Cash and cash equivalents	$1,242,315	$1,027,222
Trade and other receivables	61,136	64,062
Other current financial assets	562	210
Prepaid expenses and other current assets	12,654	43,724
Total current assets	1,316,667	1,135,218
Satellites, property and other equipment	1,387,115	1,458,933
Deferred tax assets	15,018	12,412
Other long-term financial assets	31,810	57,730
Other long-term assets	7,921	8,264
Intangible assets	786,409	802,791
Goodwill	2,446,603	2,446,603
Total assets	$5,991,543	$5,921,951

Liabilities
Trade and other payables	$21,992	$26,247
Other current financial liabilities	61,901	38,281
Other current liabilities	93,133	72,315
Current indebtedness	24,974	24,408
Total current liabilities	202,000	161,251
Long-term indebtedness	3,763,119	3,688,391
Deferred tax liabilities	320,477	348,762
Other long-term financial liabilities	37,290	42,511
Other long-term liabilities	401,436	435,711
Total liabilities	4,724,322	4,676,626

Shareholders' Equity
Share capital	154,895	154,895
Accumulated earnings	1,021,610	1,031,055
Reserves	90,716	59,375
Total shareholders' equity	1,267,221	1,245,325
Total liabilities and shareholders' equity	$5,991,543	$5,921,951

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2020	2019
Cash flows from operating activities
Net (loss) income	$(9,445)	$184,689
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	166,819	187,281
Amortization	12,906	18,536
Tax expense	27,100	40,592
Interest expense	155,917	194,169
Interest income	(6,761)	(15,573)
Loss (gain) on foreign exchange	99,088	(98,427)
Loss on changes in fair value of financial instruments	38,884	64,361
Share-based compensation	7,160	10,548
Loss on disposal of assets	246	147
Other	(45,474)	(84,298)
Income taxes paid, net of income taxes received	(35,221)	(64,064)
Interest paid, net of interest received	(120,576)	(124,744)
Operating assets and liabilities	9,046	(13,029)
Net cash from operating activities	299,689	300,188

Cash flows used in investing activities
Purchases for satellite programs	(64,810)	(2,950)
Purchase of property and other equipment	(13,235)	(6,377)
Purchase of intangible assets	(30)	(27,518)
Net cash used in investing activities	(78,075)	(36,845)

Cash flows used in financing activities
Repayment of indebtedness	(19,197)	(23,436)
Payments of principal on lease liabilities	(1,215)	(913)
Satellite performance incentive payments	(6,877)	(7,349)
Government grant received	6,120	—
Dividends paid on Director Voting preferred shares	—	(10)
Net cash used in financing activities	(21,169)	(31,708)

Effect of changes in exchange rates on cash and cash equivalents	14,648	(21,718)

Increase in cash and cash equivalents	215,093	209,917
Cash and cash equivalents, beginning of period	1,027,222	768,433
Cash and cash equivalents, end of period	$1,242,315	$978,350

Telesat’s Adjusted EBITDA margin(1):

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2020	2019	2020	2019
Net income (loss)	$107,020	$(122,680)	$(9,445)	$184,689
Tax expense	15,736	19,845	27,100	40,592
(Gain) loss on changes in fair value of financial instruments	(5,715)	144,524	38,884	64,361
(Gain) loss on foreign exchange	(66,334)	30,351	99,088	(98,427)
Interest and other income	(875)	(5,514)	(6,667)	(15,490)
Interest expense	50,116	63,897	155,917	194,169
Depreciation	55,597	62,406	166,819	187,281
Amortization	4,289	6,430	12,906	18,536
Other operating losses, net	34	60	246	147
Non-recurring compensation expenses(3)	252	376	876	1,080
Non-cash expense related to share-based compensation	2,275	3,440	7,160	10,548
Adjusted EBITDA	$162,395	$203,135	$492,884	$587,486

Revenue	$202,053	$237,117	$618,560	$690,729
Adjusted EBITDA Margin	80.4%	85.7%	79.7%	85.1%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which we refer to as contracted revenue backlog, represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.